Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

June 10, 2022

VIA EDGAR

Mr. Alan Campbell

Ms. Laura Crotty

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prenetics Global Limited (CIK No. 0001876431)

Dear Mr. Campbell and Ms. Crotty,

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 7, 2022 with respect to the Company’s registration statement on Form F-1 filed with the Commission on May 27, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 to the registration statement on Form F-1 (the “Amendment No. 1”). To facilitate your review, we will separately upload via the Commission’s secure file transfer site a courtesy copy of the Amendment No. 1 marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

June 10, 2022

Registration Statement on Form F-1

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 11 through 12 (prospectus summary), page 52 (risk factors), page 77 (use of proceeds) and page 141 (MD&A) of the Amendment No. 1.

3.	Please revise your cover page to disclose the number of redemptions of your Class A ordinary shares that occurred in connection with your business combination. To the extent that the redemptions constituted a significant number of your previously outstanding Class A ordinary shares, please revise to disclose that the shares being registered for resale will constitute a considerable percentage of your public float. To the extent that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your Class A ordinary shares, please also highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

U.S. Securities and Exchange Commission

June 10, 2022

Risk Factors

Risks Relating to the Company’s Securities, page 48

4.	We note your inclusion of a risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To further illustrate this risk, disclose the purchase price of the securities being registered for resale. Also disclose, if true, that even though the current trading price is below the SPAC IPO price, the certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50 through 51 of the Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Company Overview, page 126

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s Class A ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 through 131 of the Amendment No. 1.

Liquidity and Capital Resources, page 136

6.	Please revise this section to disclose the number of redemptions of your Class A ordinary shares pursuant to the Business Combination. To the extent there were a significant number of redemptions, as well as the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised the disclosure on pages 141 through 142 of the Amendment No. 1.

U.S. Securities and Exchange Commission

June 10, 2022

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 51 and page 141 of the Amendment No. 1.

8.	Please review the registration statement to ensure it is clear that the Business Combination has been completed and to reflect the combined company and its business as of the date of the filing. Non-exclusive examples of disclosure that should be updated are as follows:

•	“We face various legal and operational risks associated with doing business in Hong Kong, which could result in a material change in our operations in Hong Kong following the Business Combination...”
•	“Upon the completion of the Business Combination, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002.”
•	“In addition, we cannot assure you that we will not identify any deficiencies or material weaknesses after the Business Combination.”
•	“Following the Business Combination, we plan to seek bolt-on opportunities that will provide the right platform...”

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 25, 36, 37, 53, 74, 133, 177 and 196 of the Amendment No. 1.

*          *          *

U.S. Securities and Exchange Commission

June 10, 2022

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Global Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Irene Chu, Partner, KPMG